UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[  ]

No

[ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #'s
I	First Quarter Report and Interim MD&A 2005	1 - 8
II	Certification of President and Chief Executive Officer	1
III	Certification of Senior Vice President Chief Financial Officer	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: May 10, 2005

By:

/s/ Leslie T. Lederer

Vice President, General Counsel

and Corporate Secretary

Exhibit I

First Quarter Report and Interim MD&A 2005

Growing Stronger

First Quarter 2005 Report

This First Quarter Report and Interim MD&A contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions; and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2004, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form and its Form 40-F.

President’s Letter to the Shareholders

With earnings of $3.05 per diluted share, IPSCO’s business performance for the first quarter of 2005 has continued at a strong level, essentially at the exit rates from 2004. Shipment levels for the quarter were below the prior quarter reflecting the planned maintenance outage in Mobile as well as the anticipated reduction in large diameter pipe projects. In addition to these factors, unusual and difficult weather in Western Canada impacted energy tubular shipments in that region, compared to the same quarter last year.

Steel plate demand held at high levels in our markets. The favorable factors affecting plate demand are not the same as for hot-rolled coil, but from a general market perception, plate tended to be undifferentiated from hot-rolled coil and thus overshadowed by commentary on this commodity. IPSCO’s modest reduction in plate shipments, 6,000 tons from the prior quarter, was directly related to the planned outage in Mobile as market conditions for plate remained strong throughout the quarter.

IPSCO’s tubular shipments were lower than the prior year and slightly below the prior quarter. In addition to the lack of current large diameter projects, unfavorable weather conditions in Western Canada early this year caused lower than seasonally expected oil and gas well casing and tubing (OCTG) and small diameter line pipe shipments in this region. As weather improves, shipment levels are expected to rebound to satisfy strong oilfield demand. It is important to note that in the first quarter of 2005, IPSCO shipped its highest ever level of OCTG product in the USA, reflecting the strong demand for energy tubulars in
North America.

The pricing environment which allowed price increases in each quarter of 2004 continued into the first quarter of 2005. Declines in scrap surcharge as well as changes in the product mix, however, kept average pricing relatively flat compared to the fourth quarter. IPSCO’s two major product lines, steel plate and OCTG, both posted gains in base price in the first quarter, reflecting the strength of the underlying demand. The April price increase in plate products has been fully implemented. In addition, the scrap surcharge will increase by $27 per ton in May, in accordance with our scrap surcharge formula. Tubular pricing will follow the strength of demand for those products.

Average unit costs for the product mix sold in the first quarter increased compared to the fourth quarter of 2004 as the result of higher raw material costs flowing through our downstream tubular and cut to length facilities as well as the costs related to the Mobile maintenance outage. Unit costs for plate product declined in the quarter reflecting the downward movement of scrap price through the quarter which offset the expense of the Mobile maintenance outage. The net result for the quarter was continued stellar financial performance which produced operating income of $288 per ton and generated $127 million of cash.

IPSCO is committed to increasing shareholder value. The Company will continue to round out capacity with its capital projects and investigate additional downstream opportunities to increase sales and profitability. In this regard, on April 8, 2005, we broke ground on the previously announced heat treating facility located on our Mobile campus. In March, IPSCO announced and began a Common Share repurchase program by way of a normal course issuer bid through the facilities of the Toronto Stock Exchange. I look forward to reporting our progress to you throughout the year.

Signature

President and Chief Executive Officer

April 26, 2005

Management’s Discussion

and Analysis of Financial Condition and
Results of Operations

Net income for the first quarter of 2005 was $154.3 million, or $3.05 per diluted share which was a substantial increase over net income of $31.3 million, or $0.57 per diluted share, reported for the first quarter of 2004. Net income was, however, lower than the 2004 fourth quarter record net income of
$188.7 million, or $3.71 per diluted share.

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountant’s recommendations for disclosure and presentation of financial instruments. As a result, the Company’s preferred shares and subordinated notes, previously classified as equity, have been classified as liabilities and the associated dividends and interest have been included in the determination of net income, thereby eliminating the caption “net income available to common shareholders.” Previously reported earnings per share were not impacted by the change.

2005 first quarter sales of $746.0 million were $263.1 million or 54% higher than the $482.9 million reported in the first quarter of 2004. Composite pricing was up $357 per ton, including raw material surcharges, while tons shipped decreased 9% relative to last year’s first quarter. The translation effect of a stronger Canadian dollar accounted for $16.4 million of the sales increase. First quarter 2005 sales were down $33.6 million or 4% from the prior quarter as tons shipped decreased 4%. The effect of foreign exchange translation was insignificant quarter over quarter. Steel mill product sales of $486.1 million in the first quarter of 2005 increased 81% over the corresponding 2004 quarter, reflecting improved pricing, and were unchanged from the prior quarter. Tubular product sales of $259.9 million increased 22% from the same quarter last year and fell 11% from the fourth quarter of 2004. Tubular sales volumes declined as there were virtually no sales of large diameter pipe in the first quarter of 2005 in comparison to both the prior year and prior quarter, where sales of just under 40,000 tons were recognized in each of those quarters. In addition, adverse weather conditions through the first quarter of 2005 affected buying patterns relative to prior quarters. Gross income of $264.8 million for the first quarter 2005 was $184.7 million higher than the same period last year and down $18.1 million from the fourth quarter of 2004. First quarter gross margin improved to 35% in 2005 compared to 16% in the first quarter of 2004 and was down slightly from the 36% posted in the fourth quarter of 2004.

The average per ton cost of scrap consumed in the first quarter 2005 decreased 9% from the fourth quarter of 2004 and was 11% higher than the first quarter of the prior year. Composite conversion costs, exclusive of scrap, for the three steelworks were virtually unchanged compared to the prior quarter and 17% higher than the same quarter last year due to higher alloy and energy costs.

Plate and coil tons produced in the first quarter of 2005 were 817,500 tons, down 34,100 tons from the prior quarter but 26,100 tons more than the first quarter of 2004. The decline relative to the prior quarter reflects reduced volumes due to the planned 12-day maintenance shutdown at the Mobile Steelworks, offset by production increases in Montpelier and Regina. Favorable product mix and production efficiencies led to the volume increase from the first quarter of 2004. Large diameter pipe mill utilization was 3% in the first quarter of 2005, down substantially from 92% in the same quarter of 2004, and consistent with the fourth quarter of 2004, reflecting the lack of large diameter projects in the marketplace.

Costs associated with the Mobile Steelworks 12-day maintenance shutdown reduced earnings by $0.18 per diluted share in comparison to $0.11 per diluted share reduction related to the Regina Steelworks 10-day shutdown in the fourth quarter of 2004.

Quarterly selling, research and administration expenses totaled $18.3 million, up $2.6 million over the first quarter of 2004 and $2.8 million over last quarter, due to a number of factors including increased compensation expense as a result of IPSCO’s strong performance. This expense category was 2.5% of sales, compared to 3.3% in the first quarter of 2004 and 2.0% in the prior quarter.

Interest expense on long-term debt was $8.5 million, down 15% from $10.0 million in the fourth quarter of 2004, and down 26% or $2.9 million from the expense reported in the first quarter of 2004 resulting from scheduled principal payments in the second quarter of 2004 and repayment of the subordinated notes in the fourth quarter of 2004.

The effective tax rate of 36% was down from the 40% rate recorded in the first quarter of 2004. However, this rate was considerably higher than the fourth quarter 2004 effective rate of 28%, which included the elimination of the valuation allowance against future tax benefits recorded prior to 2003.

Financial Position and Liquidity

Cash at March 31, 2005 was $482.1 million, up $127.1 million in the quarter. Cash generated from operations, before changes in working capital, totaled $214.8 million, more than three times the amount of cash generated in the first quarter of 2004, and $18.0 million less than the fourth quarter of 2004. Changes in working capital utilized $68.0 million of cash during the quarter, including $60.7 million in income tax payments.

Investments in capital assets were $13.4 million, up $4.8 million over the first quarter 2004 level. This spending level is consistent with projected capital spending; as announced projects ramp up, spending will increase through the remainder of the year. 2005 capital expenditures are expected to total about $100 million.

Other uses of cash during the first quarter included $5.0 million for dividends, reflecting the increase in the quarterly dividend to CDN $0.12 announced in February 2005, and $16.3 million for repurchase of the Company’s common shares, described below. Exercise of options generated $10.9 million in cash.

In March 2005, the Company announced a normal course issuer bid through the facilities of the Toronto Stock Exchange for approximately 4.2 million common shares. The shares will be purchased on the open market at the market price at the time of purchase and will be immediately cancelled. During the quarter ended March 31, 2005, the Company purchased 294,000 shares at an average cost of CDN $67.26, for a total of US $16.3 million. Through April 20, 2005, the Company had purchased a total of 919,400 common shares at an average cost of CDN $62.73, for a total of US $47.7 million. The Company also announced that it had given notice to the holders of its 7.32% Series B Senior Notes that the $57.1 million principal that remained outstanding after the April 1, 2005 scheduled payment would be redeemed effective April 11, 2005. This redemption has been completed. In April 2005, the Company purchased, for cancellation, $15.0 million of the 8.75% unsecured notes due June 1, 2013, on the open market. The debt redemptions result in a loss related to the early extinguishment of debt of approximately $6.5 million which will be recognized in April 2005.

Quarter ended	March 31 2005	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2004	September 30 2003	June 30 2003
Sales	$ 745,997	$ 779,629	$ 641,863	$ 548, 275	$ 482, 908	$ 381,513	$ 334,974	$ 298,216
Net Income (loss)	154,328	188,700	144,477	66,386	31,329	9,727	(1,673)	(6,683)
Earnings (loss) per share-basic 3.10	3.10	3.85	2.99	1.38	0.65	0.20	(0.04)	(0.14)
Earnings (loss) per share - diluted	3.05	3.71	2.76	1.22	0.57	0.20	(0.04)	(0.14)

Consolidated Statements of Operations

(unaudited, thousands of U.S. dollars except for share, per share and ton data)

For the Three Months Ended

March 31

March 31

December 31

2005

2004

2004

(restated)

(restated)

Plate and Coil Tons Produced (thousands)

817.5

791.4

851.6

Finished Tons Shipped (thousands)

855.8

937.1

895.6

Sales

$

 745,997

$

482,908

$

779,629

Cost of sales

Manufacturing and raw material

461,941

384,267

 477,494

Amortization of capital assets

19,251

18,521

 19,228

481,192

402,788

496,722

Gross income

264,805

80,120

282,907

Selling, research and administration

18,337

15,746

15,569

Operating income

246,468

64,374

267,338

Other expenses (income):

Interest on long-term debt

8,534

11,474

9,975

Dividends on preferred shares

–

1,570

–

Net interest income

(2,778)

(698)

(1,672)

Gain on sale of assets held for sale

–

–

(4,925)

Foreign exchange loss (gain)

(394)

166

3,440

Income Before Income Taxes

241,106

15,862

 260,520

Income Tax Expense

86,778

20,533

71,820

Net Income

$

154,328

$

31,329

$

188,700

Earnings Per Common Share – Basic

$

3.10

$

0.65

$

3.85

– Diluted

$

3.05

$

0.57

$

3.71

Denominator for Basic Earnings per
Common Share (thousands)

49,796

47,863

49,008

Denominator for Diluted Earnings per
Common Share (thousands)

50,543

60,368

51,151

Consolidated Statements of Retained Earnings

(unaudited, thousands of U.S. dollars)

For the Three Months Ended

March 31

March 31

December 31

2005

2004

2004

(restated)

(restated)

Retained Earnings at Beginning of Period

$

923,530

$

502,174

$

738,892

Net Income

154,328

31,329

188,700

Common Share Repurchase

(13,370)

–

–

Dividends on Common Shares

(4,958)

(1,809)

(4,062)

Retained Earnings at End of Period

$

1,059,530

$

531,694

$

923,530

Consolidated Statements of Cash Flows

(unaudited, thousands of U.S. dollars)

For the Three Months Ended

March 31

March 31

December 31

2005

2004

2004

(restated)

(restated)

Cash Derived From (Applied To)

Operating Activities

   Working capital provided by operations

Net income

$

154,328

$

31,329

$

 188,700

Gain on sale of assets held for sale

–

–

(4,925)

Stock-based compensation

458

168

462

Amortization of capital assets

19,251

18,521

19,228

Amortization of deferred charges

370

332

338

Change in deferred pension asset

1,092

828

(10,487)

Future income taxes

39,341

11,926

39,492

214,840

63,104

232,808

Changes in working capital

Accounts receivable, less allowances

25,681

(48,235)

(18,797)

Inventories

6,448

(4,792)

(47,656)

Other

2,580

(189)

(5,230)

Accounts payable and accrued charges

(41,999)

22,387

32,125

Income taxes payable

(60,695)

683

58,072

(67,985)

(30,146)

18,514

146,855

32,958

251,322
Financing Activities

Common share dividends

(4,958)

(1,809)

(4,062)

Common shares issued pursuant to
share option plan                                     10,929                     553                         18,521

Common share repurchase

(16,261)

–

–

Redemption of subordinated notes

–

–

(100,000)

(10,290)

(1,256)

(85,541)

Investing Activities

Expenditures for capital assets

(13,406)

(8,617)

(7,176)

Proceeds from (issuance of)
mortgage receivable, net                              1,457                   (5,851)                          1,429

Proceeds on sale of assets held for sale

–

–

4,759

(11,949)

(14,468)

(988)

Effect of exchange rate
changes on cash and cash equivalents             2,441                       4,505                    (9,699)

Increase in Cash and Cash
Equivalents                                                 127,057                    21,739                    155,094

Cash and Cash Equivalents at
Beginning of Period                                  355,077                  131,567                    199,983

Cash and Cash Equivalents
at End of Period                                      $  482,134          $        153,306       $        355,077

Consolidated Statements of Financial Position

(unaudited, thousands of U.S. dollars)

For the Three Months Ended

March 31

March 31

December 31

2005

2004

2004

(restated)

(restated)

Current Assets

Cash and cash equivalents

$

482,134

$

153,306

$

355,077

Accounts receivable, less allowances

310,833

258,191

338,590

Inventories

427,082

289,377

434,526

Future income taxes

43,000

13,067

45,210

Other

5,568

3,007

8,212

1,268,617

716,948

 1,181,615

Non-Current Assets

Capital assets

1,066,977

1,097,479

 1,075,512

Other

36,914

27,432

37,760

Future income taxes

17,016

138,430

54,034

1,120,907

 1,263,341

 1,167,306

Total Assets

$

2,389,524

     $

 1,980,289

       $

 2,348,921

Current Liabilities

Accounts payable and accrued charges

$

196,823

     $

189,643

$

239,908

Income and other taxes payable

29,161

–

90,656

Current portion of long-term debt

86,429

34,286

14,286

312,413

223,929

344,850

Long-Term Liabilities

Long-term debt

320,387

500,497

393,053

Preferred shares

–

114,530

–

Future income taxes

220,619

183,708

221,381

541,006

798,735

614,434

Shareholders’ Equity

Common shares

392,143

354,282

384,093

Contributed surplus

1,948

534

1,489

Retained earnings

1,059,530

531,694

923,530

Cumulative translation adjustment

82,484

71,115

80,525

1,536,105

957,625

 1,389,637

Total Liabilities and Shareholders’ Equity

$

2,389,524

$

 1,980,289

         $

 2,348,921

Notes to Consolidated Interim Financial Statements

(unaudited, thousands of U.S. dollars)

1.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the most recent annual financial statements except as described below and should be read in conjunction with the consolidated financial statements included in IPSCO Inc.’s (the “Company”) Annual Report for the year ended December 31, 2004. This consolidated financial information reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for fair presentation of the consolidated financial statements for the periods shown. The results of operations of any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

Effective January 1, 2005, the Company adopted the provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3860 “Financial Instruments – Disclosure and Presentation”. Adoption of this new accounting standard had no impact on 2005 financial position or results. However, for comparative periods presented, the Company’s preferred shares and subordinated notes, previously classified as equity, have been classified as liabilities and the associated dividends and interest of $3.1 million and $0.9 million in the first and fourth quarters of 2004 have been accounted for in determining net income.

Effective January 1, 2005, the Company adopted the provisions of the CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities”. The effect of adoption was not material to the consolidated financial statements.

2.

Pension cost attributable to the Company’s pension plans is as follows:

For the Three Months Ended

March 31

March 31

December 31

2005

2004

2004

Defined benefit plans

$

2,747

$

2,446

$

2,824

Defined contribution plans

1,294

883

1,181

$

4,041

$

3,329

$

4,005

3.

Under the terms of the Company’s agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term to be $37.5 million.

4.

The restricted shares and performance units vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Restricted shares are entitled to dividends declared on common shares during the vesting period and, upon vesting, performance units are entitled to an amount equal to dividends declared during the vesting period. The fair value of the grants is being amortized to compensation expense over the vesting period. Compensation expense of $458, $462, and $168 has been recorded in the three month periods ended March 31, 2005, December 31, 2004, and March 31, 2004, respectively. The following table summarizes information on share capital and related matters at March 31, 2005:

Outstanding

Vested

Common shares

49,977,275

Common shares – year-to-date

weighted average

49,796,251

Common share stock options

670,970

662,636

Restricted shares

171,504

–

Performance units

133,985

–

The Company issued 534,095, 913,217 and 43,750 common shares in the quarters ended March 31, 2005, December 31, 2004 and March 31, 2004, respectively, as a result of option exercises.

In March 2005, the Company filed a normal course issuer bid which entitles the Company to acquire approximately 4.2 million of its common shares between March 16, 2005 and March 15, 2006. All purchases will be made on the open market at the market price at the time of the purchase. All shares purchased under the bid will be cancelled. During the quarter ended March 31, 2005, 294,000 common shares were purchased for $16.3 million.

5.

The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the Company’s geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

For the Three Months Ended

March 31

March 31

December 31

2005

2004

2004

Sales

Canada

$

240,189

$

208,435

$

270,525

United States

505,808

274,473

509,104

$

745,997

$

482,908

$

779,629

March 31

March 31

December 31

2005

2004

2004

Capital Assets

Canada

$

213,437

$

199,041

$

216,254

United States

853,540

898,438

859,258

$

1,066,977

$

1,097,479

$

1,075,512

For the Three Months Ended

March 31

March 31

December 31

2005

2004

2004

Sales information by product group is as follows:

Steel mill products

$

486,147

$

269,112

$

487,459

Tubular products

259,850

213,796

292,170

$

745,997

$

482,908

$

779,629

Tubular product sales volume in the first and second quarters can be negatively impacted by weather conditions in Western Canada.

6.

In April  2005, the Company repaid in full the $71.4 million balance outstanding of the 7.32% Series B Senior Notes due April 1, 2009, including prepayment of $57.1 million, and purchased for cancellation $15.0 million of the 8.75% unsecured notes due June 1, 2013, on the open market.  The debt repayments resulted in a loss of approximately $6.5 million which will be recognized in April 2005.

7.

Certain prior period amounts have been reclassified to conform with the current presentation.

Tons Shipped

(unaudited, thousands)

For the Three Months Ended

March 31

March 31

December 31

2005

2004

2004

Discrete Plate and Coil

493.0

448.0

499.8

Cut Plate

125.1

156.2

124.4

Total Steel Mill Products

618.1

604.2

624.2

Energy Tubulars

184.0

213.4

186.0

Large Diameter Tubulars

3.2

38.1

39.7

Non-Energy Tubulars

50.5

81.4

45.7

Total Tubular Products

237.7

332.9

271.4

Total Shipments

855.8

937.1

895.6

Non-GAAP Financial Measures

(unaudited, thousands of U.S. dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company’s performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies’ methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies. Operating income per ton is defined as operating income divided by finished tons shipped. We believe that operating income per ton is a commonly used measure of performance, however, our method of calculation may differ from other companies’ methods.

For the Three Months Ended

March 31

March 31

December 31

2005

2004

2004

(restated)

(restated)

The following is a reconciliation of cash derived from operating activities to EBITDA (Canadian and U.S. GAAP):

Cash derived from operating activities

$

146,855

$

32,958

$

251,322

Changes in working capital

67,985

30,146

(18,514)

Current income tax expense

47,437

8,607

32,485

Interest expense, net

5,756

10,776

7,640

Other

(1,920)

(1,328)

9,687

EBITDA (Canadian GAAP)

266,113

81,159

282,620

U.S. GAAP adjustments relating to:

Sale and leaseback

3,471

3,471

3,471

Natural gas hedge

–

(327)

(259)

EBIDTA (U.S. GAAP)

$

269,584

$

84,303

$

285,832

Operating Income Per Ton

$

288

$

69

$

299

Annualized Return on Common
Shareholders’ Equity

42%

13%

59%

For further information, contact:

Kelly Brossart

Corporate Communications Officer

1-800-667-1616

kbrossart@ipsco.com

www.ipsco.com

Exhibit II

CERTIFICATION

I, David Sutherland, President and Chief Executive Officer of IPSCO Inc., certify that:

1.

I have reviewed this quarterly report of IPSCO Inc. (the "registrant");

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information  included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 26, 2005

By:

/s/ David Sutherland

David Sutherland
President and Chief Executive Officer

Exhibit III

CERTIFICATION

I, Vicki Avril, Senior Vice President and Chief Financial Officer of IPSCO Inc., certify that:

1.

I have reviewed this quarterly report of IPSCO Inc. (the "registrant");

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 26, 2005

By:

/s/ Vicki Avril

Vicki Avril

Senior Vice President and Chief Financial Officer